OL FEB 12 AM 7: 21



04012795



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

9th February, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

SUPPL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 9th February, 2004 has issued and allotted 43,139 Ordinary Shares of Rs.10/- each, upon exercise of 43,139 Options by eligible employees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 9th February, 2004, the Issued and Subscribed Share Capital of the Company stands increased to Rs.247,62,92,120/- divided into 24,76,29,212 Ordinary Shares of Rs.10/- each.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED

FEB 19 2004

THOMSON
FINANCIAL


ITC Limited

cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg.